Exhibit 4b
Home Office: Cincinnati, Ohio
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
ENHANCED DEATH BENEFIT RIDER
This Guaranteed Death Benefit Rider (this “Rider”) is attached to an individual deferred variable annuity contract (“Contract”). It changes the Contract to add the following new provision as set out below:
Death Benefit Minimum. The Death Benefit under the Contract will not be less than your largest Account Value on any Contract Anniversary that is both before the Death Benefit Valuation Date and before the 80th birthday of the eldest Owner, reduced by:
1)	an amount proportionate to any reduction in the Account Value of the Contract on account of a withdrawal after this value was reached and any related Early Withdrawal Charge or other charge or fee related to it;

2)	any charges or fees due under the Contract;

3)	applicable premium tax or other taxes not previously deducted; and

4)	the outstanding balance of any loan.
The charge for this Rider is included in the Mortality and Expense Risk Charge set out on the Contract Specifications page.
This Rider is part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Rider shall control.
Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT